Exhibit 99.3

Obsidian Energy Ltd.

Consolidated Balance Sheets

		As at
(CAD millions, unaudited)	Note	September 30, 2024	December 31, 2023
Assets
Current
Cash		$0.9	$0.5
Accounts receivable		87.8	70.0
Risk management	7	6.7	11.3
Prepaid expenses and other		17.3	12.8
		112.7	94.6
Non-current
Property, plant and equipment	3	2,101.8	1,944.0
Risk management	7	-	1.0
Deferred income tax	11	185.3	210.8
		2,287.1	2,155.8
Total assets		$2,399.8	$2,250.4

Liabilities and Shareholders’ Equity
Current
Accounts payable and accrued liabilities		$177.5	$193.5
Current portion of long-term debt	4	42.5	2.0
Current portion of lease liabilities	5	2.2	1.9
Current portion of provisions	6	25.7	32.1
Risk management	7	1.8	0.5
		249.7	230.0
Non-current
Long-term debt	4	299.6	218.0
Lease liabilities	5	5.6	6.1
Provisions	6	140.9	149.9
Other non-current liabilities		0.9	2.6
Risk management	7	0.4	-
		697.1	606.6
Shareholders’ equity
Shareholders’ capital	9	2,148.6	2,175.1
Other reserves		107.3	104.1
Deficit		(553.2)	(635.4)
		1,702.7	1,643.8
Total liabilities and shareholders’ equity		$2,399.8	$2,250.4

Subsequent events (Note 4, 7 and 9)

Commitments and contingencies (Note 12)

See accompanying notes to the unaudited interim consolidated financial statements.

OBSIDIAN ENERGY THIRD QUARTER 2024	INTERIM CONSOLIDATED FINANCIAL STATEMENTS 1

Obsidian Energy Ltd.

Consolidated Statements of Income

		Three months ended September 30		Nine months ended September 30
(CAD millions, except per share amounts, unaudited)	Note	2024	2023	2024	2023

Production revenues	8	$218.2	$200.4	$603.9	$547.3
Processing fees	8	2.7	3.4	9.5	10.7
Royalties		(28.4)	(27.1)	(77.5)	(72.8)
Sales of commodities purchased from third parties		1.1	3.4	6.6	13.3
		193.6	180.1	542.5	498.5

Other income	8	2.3	2.1	6.1	5.2
Government decommissioning assistance		-	-	-	(0.4)
Risk management gain (loss)	7	1.9	(0.3)	8.4	8.1
		197.8	181.9	557.0	511.4

Expenses
Operating		54.3	46.7	152.7	143.1
Transportation		15.3	11.2	41.1	30.2
Commodities purchased from third parties		0.8	2.9	5.5	11.4
General and administrative		5.0	4.6	15.4	14.6
Share-based compensation	10	(4.4)	15.0	5.5	18.1
Depletion, depreciation and impairment	3	69.1	55.0	185.9	158.0
Financing	4	14.4	13.2	39.2	37.8
Risk management loss	7	0.2	0.4	1.1	0.4
Transaction costs	3	-	-	1.4	-
Other		0.4	0.2	1.5	0.3
		155.1	149.2	449.3	413.9
Income before taxes		42.7	32.7	107.7	97.5

Deferred income tax	11	9.5	7.9	25.5	23.8

Net and comprehensive income		$33.2	$24.8	$82.2	$73.7

Net income per share
Basic		$0.44	$0.31	$1.07	$0.91
Diluted		$0.42	$0.30	$1.03	$0.89
Weighted average shares outstanding (millions)
Basic	9	75.9	80.9	76.5	81.2
Diluted	9	79.0	83.0	79.8	83.3

See accompanying notes to the unaudited interim consolidated financial statements.

OBSIDIAN ENERGY THIRD QUARTER 2024	INTERIM CONSOLIDATED FINANCIAL STATEMENTS 2

Obsidian Energy Ltd.

Consolidated Statements of Cash Flows

		Three months ended September 30		Nine months ended September 30
(CAD millions, unaudited)	Note	2024	2023	2024	2023

Operating activities
Net income		$33.2	$24.8	$82.2	$73.7
Depletion, depreciation and impairment	3	69.1	55.0	185.9	158.0
Financing	4	5.0	6.1	15.4	16.8
Share-based compensation	10	2.5	1.9	6.9	6.0
Unrealized risk management loss	7	5.6	3.6	7.3	3.3
Deferred income tax	11	9.5	7.9	25.5	23.8
Government decommissioning assistance		-	-	-	0.4
Decommissioning expenditures	6	(6.3)	(5.3)	(20.4)	(18.9)
Onerous office lease settlements	6	(2.2)	(2.2)	(6.7)	(6.7)
Settlement of RSUs		-	(0.1)	-	(4.7)
Change in non-cash working capital		(6.1)	3.6	(49.2)	(16.7)
		110.3	95.3	246.9	235.0
Investing activities
Capital expenditures	3	(85.5)	(45.9)	(259.0)	(192.5)
Property acquisitions	3	-	(0.5)	(84.9)	(0.6)
Change in non-cash working capital		21.1	12.8	8.7	(16.8)
		(64.4)	(33.6)	(335.2)	(209.9)
Financing activities
Increase (decrease) in long-term debt	4	(28.0)	(40.0)	82.0	13.0
Issuance of term loan	4	-	-	50.0	-
Repayment of term loan	4	(7.5)	-	(7.5)	-
Repayment of senior unsecured notes	4	-	(5.7)	(3.2)	(9.3)
Financing fees paid		-	-	(1.4)	(0.8)
Lease liabilities settlements	5	(0.5)	(1.1)	(1.5)	(3.3)
Exercised compensation plans		-	0.3	(1.2)	0.3
Repurchase of common shares	9	(9.3)	(14.4)	(28.5)	(24.9)
		(45.3)	(60.9)	88.7	(25.0)

Change in cash and cash equivalents		0.6	0.8	0.4	0.1
Cash and cash equivalents, beginning of period		0.3	0.1	0.5	0.8
Cash and cash equivalents, end of period		$0.9	$0.9	$0.9	$0.9

Supplementary information
Cash interest paid		$12.6	$11.1	$27.0	$24.9

See accompanying notes to the unaudited interim consolidated financial statements.

OBSIDIAN ENERGY THIRD QUARTER 2024	INTERIM CONSOLIDATED FINANCIAL STATEMENTS 3

Obsidian Energy Ltd.

Statements of Changes in Shareholders’ Equity

(CAD millions, unaudited)	Note	Shareholders’ Capital	Other Reserves	Deficit	Total
Balance at January 1, 2024		$2,175.1	$104.1	$(635.4)	$1,643.8
Net and comprehensive income		-	-	82.2	82.2
Share-based compensation	10	-	6.9	-	6.9
Issued on exercise of equity compensation plans	9	2.5	(3.7)	-	(1.2)
Repurchase of shares for cancellation	9	(28.5)	-	-	(28.5)
Tax on repurchases of common shares	9	(0.5)	-	-	(0.5)
Balance at September 30, 2024		$2,148.6	$107.3	$(553.2)	$1,702.7

(CAD millions, unaudited)	Note	Shareholders’ Capital	Other Reserves	Deficit	Total
Balance at January 1, 2023		$2,221.9	$101.2	$(743.4)	$1,579.7
Net and comprehensive income		-	-	73.7	73.7
Share-based compensation	10	-	6.0	-	6.0
Issued on exercise of equity compensation plans	9	0.5	(4.9)	-	(4.4)
Repurchase of shares for cancellation	9	(24.9)	-	-	(24.9)
Balance at September 30, 2023		$2,197.5	$102.3	$(669.7)	$1,630.1

See accompanying notes to the unaudited interim consolidated financial statements.

OBSIDIAN ENERGY THIRD QUARTER 2024	INTERIM CONSOLIDATED FINANCIAL STATEMENTS 4

Notes to the Unaudited Interim Consolidated Financial Statements

(All tabular amounts are in CAD millions except numbers of common shares, per share amounts, percentages and various figures in Note 7)

1. Structure of Obsidian Energy

Obsidian Energy Ltd. (“Obsidian Energy”, the “Company”, “we”, “us” or “our”) is an exploration and production company and is governed by the laws of the Province of Alberta, Canada. The Company's registered office is located at Suite 200, 207 - 9th Avenue S.W. Calgary, Alberta, Canada T2P 1K3. The Company operates in one segment, to explore for, develop and hold interests in oil and natural gas properties and related production infrastructure in the Western Canada Sedimentary Basin directly and through investments in securities of subsidiaries holding such interests. Obsidian Energy’s portfolio of assets is managed at an enterprise level, rather than by separate operating segments or business units. The Company assesses our financial performance at the enterprise level and resource allocation decisions are made on a project basis across our portfolio of assets, without regard to the geographic location of projects. Obsidian Energy owns the petroleum and natural gas assets or 100 percent of the equity, directly or indirectly, of the entities that carry on the remainder of the oil and natural gas business of Obsidian Energy.

2. Basis of presentation and statement of compliance

a) Basis of Presentation

The unaudited condensed interim consolidated financial statements ("interim consolidated financial statements") include the accounts of Obsidian Energy and our wholly owned subsidiaries. Results from acquired properties are included in Obsidian Energy’s reported results subsequent to the closing date and results from properties sold are included until the closing date.

All intercompany balances, transactions, income and expenses are eliminated on consolidation.

b) Statement of Compliance

These interim consolidated financial statements are prepared in compliance with IAS 34 “Interim Financial Reporting” and accordingly do not contain all of the disclosures included in Obsidian Energy’s annual audited consolidated financial statements. These financial statements should be read in conjunction with Obsidian Energy’s audited annual consolidated financial statements as at and for the year ended December 31, 2023. Except as noted below, these interim consolidated financial statements were prepared using the same accounting policies as in the annual consolidated financial statements as at and for the year ended December 31, 2023. The International Accounting Standards Board issued amendments to IAS 1 "Presentation of financial statements" regarding the classification of liabilities as current or non-current which was effective for annual periods beginning on or after January 1, 2024. The amendment clarifies that the classification of liabilities as current or non-current should be based on rights that are in existence at the end of the reporting period. These amendments to IAS 1 did not have a material impact on the Company's financial statements.

All tabular amounts are in millions of Canadian dollars, except numbers of common shares, per share amounts, percentages and other figures as noted.

These interim consolidated financial statements were approved for issuance by the Board of Directors on October 30, 2024.

OBSIDIAN ENERGY THIRD QUARTER 2024	NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS 5

3. Property, plant and equipment ("PP&E")

Oil and Gas assets/ Facilities, Corporate assets

Cost	Nine months ended September 30, 2024	Year ended December 31, 2023
Balance, beginning of period	$11,223.8	$10,931.7
Capital expenditures	259.0	292.5
Property acquisitions	84.9	0.6
Net decommissioning changes	(1.0)	(1.0)
Balance, end of period	$11,566.7	$11,223.8

Accumulated depletion and depreciation	Nine months ended September 30, 2024	Year ended December 31, 2023
Balance, beginning of period	$9,287.0	$9,079.4
Depletion and depreciation	180.3	204.9
Impairment	4.2	2.7
Balance, end of period	$9,471.5	$9,287.0

		As at
Net book value	September 30, 2024	December 31, 2023
Total	$2,095.2	$1,936.8

Right-of-use assets

The following table includes a break-down of the categories for right-of-use assets.

Cost	Nine months ended September 30, 2024	Year ended December 31, 2023
Balance, beginning of period	$31.1	$25.8
Additions	0.8	5.3
Balance, end of period	$31.9	$31.1

Accumulated amortization	Nine months ended September 30, 2024	Year ended December 31, 2023
Balance, beginning of period	$23.9	$20.5
Amortization	1.4	3.4
Balance, end of period	$25.3	$23.9

		As at
Net book value	September 30, 2024	December 31, 2023
Total	$6.6	$7.2

Total PP&E

Total PP&E including Oil and Gas assets/Facilities, Corporate assets and Right-of-use assets is as follows:

		As at
PP&E	September 30, 2024	December 31, 2023
Oil and Gas assets/Facilities, Corporate assets	$2,095.2	$1,936.8
Right-of-use assets	6.6	7.2
Total	$2,101.8	$1,944.0

At September 30, 2024, the Company completed an assessment to determine if indicators of impairment or an impairment reversal were present. No indicators were noted for our Cardium, Peace River and Viking cash generating units ("CGUs").

OBSIDIAN ENERGY THIRD QUARTER 2024	NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS 6

During the first nine months of 2024, we recorded a $4.2 million impairment (2023 - $0.8 million) in our Legacy CGU due to decommissioning spending in the area. The Legacy CGU has no recoverable amount, as such changes in our decommissioning liability are expensed each period.

Peace River Acquisition

On June 26, 2024 the Company closed an asset acquisition, which included production and land in the Peace River area, for total consideration of $80.5 million, including closing adjustments (the "Peace River Acquisition"). The Company funded the transaction through a $50.0 million term loan with the remainder drawn on our syndicated credit facility.

Transaction costs associated with the acquisition totaled $1.4 million and were expensed.

4. Long-term debt

		As at
	September 30, 2024	December 31, 2023
Syndicated credit facility	$189.5	$107.5
Term loan	42.5	-
Senior unsecured notes
11.95% $114.2 million, maturing July 27, 2027	114.2	117.4
Total	346.2	224.9
Unamortized discount of senior unsecured notes	(1.2)	(1.6)
Deferred financing costs	(2.9)	(3.3)
Total long-term debt	$342.1	$220.0

Current portion	$42.5	$2.0
Non-current portion	$299.6	$218.0

The Company has a reserve-based syndicated credit facility which is subject to a semi-annual borrowing base redetermination (typically completed in May and November of each year). The aggregate amount available under the syndicated credit facility was $260.0 million at September 30, 2024 and was increased to $300.0 million in October 2024 with the addition of a new lender in our banking syndicate. The revolving period and maturity dates under the syndicated credit facility are May 31, 2025 and May 31, 2026, respectively.

In the second quarter of 2024, the Company funded a portion of the Peace River Acquisition through a new $50.0 million term loan. The maturity date of the term loan is June 26, 2025 and was provided by certain banks within our banking syndicate. The Company repaid $7.5 million of the term loan in the third quarter of 2024 and subsequent to September 30, 2024, with the increase to our syndicated credit facility, the Company repaid an additional $32.5 million of the term loan resulting in $10.0 million currently being outstanding.

At September 30, 2024, the Company had senior unsecured notes outstanding totaling $114.2 million which mature on July 27, 2027. The senior unsecured notes were initially issued at a price of $980 per $1,000 principal amount resulting in aggregate gross proceeds of $125.0 million and at an interest rate of 11.95 percent. The senior unsecured notes are direct senior unsecured obligations of Obsidian Energy ranking equal with all other present and future senior unsecured indebtedness of the Company.

As part of the terms of the senior unsecured notes, the Company is required, in certain circumstances, to make a repurchase offer at a price of $1,030 per $1,000 principal amount to an aggregate amount, including market purchases, of $63.8 million (the "Repurchase Offer"), based on free cash flow for the six months ended June 30 (typically offered in August) and based on free cash flow for the six months ended December 31 (typically offered in March). Minimum available liquidity thresholds and projected leverage ratios under the Company's syndicated credit facilities are also required to be met in order to proceed with a Repurchase Offer.

At September 30, 2024, letters of credit totaling $4.4 million were outstanding (December 31, 2023 – $4.9 million) that reduce the amount otherwise available to be drawn on our syndicated credit facility.

OBSIDIAN ENERGY THIRD QUARTER 2024	NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS 7

Financing expense consists of the following:

	Three months ended September 30		Nine months ended September 30
	2024	2023	2024	2023
Interest	$9.4	$7.3	$23.8	$21.0
Accretion on decommissioning liability	4.1	4.3	12.4	13.1
Accretion on office lease provision	-	0.3	0.3	0.8
Accretion on discount of senior unsecured notes	0.1	0.2	0.3	0.4
Accretion on lease liabilities	0.2	0.1	0.5	0.3
Loss on repurchased senior unsecured notes	-	0.4	0.1	0.5
Deferred financing costs	0.6	0.6	1.8	1.7
Financing	$14.4	$13.2	$39.2	$37.8

5. Lease liabilities

Total lease liabilities included in the Consolidated Balance Sheets are as follows:

	Nine months ended September 30, 2024	Year ended December 31, 2023
Balance, beginning of period	$8.0	$6.0
Additions	0.8	5.3
Accretion charges	0.5	0.4
Lease payments	(1.5)	(3.7)
Balance, end of period	$7.8	$8.0

Current portion	$2.2	$1.9
Non-current portion	$5.6	$6.1

6. Provisions

	As at
	September 30, 2024	December 31, 2023
Decommissioning liability	$163.6	$172.6
Office lease provision (existing)	3.0	9.4
Total	$166.6	$182.0

Current portion	$25.7	$32.1
Non-current portion	$140.9	$149.9

Decommissioning liability

At September 30, 2024, the decommissioning liability was determined by applying an inflation factor of 2.0 percent (December 31, 2023 - 2.0 percent) and the inflated amount was discounted using a credit-adjusted rate of 10.0 percent (December 31, 2023 – 10.0 percent) over the expected useful life of the underlying assets, currently extending over 50 years into the future. At September 30, 2024, the total decommissioning liability on an undiscounted, uninflated basis was $599.6 million (December 31, 2023 - $578.9 million), which increased primarily due to the Peace River Acquisition.

OBSIDIAN ENERGY THIRD QUARTER 2024	NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS 8

Changes to the decommissioning liability were as follows:

	Nine months ended September 30, 2024	Year ended December 31, 2023
Balance, beginning of period	$172.6	$182.3
Net liabilities added (1)	0.6	1.3
Acquisition	0.5	-
Decrease due to changes in estimates	(2.1)	(2.3)
Liabilities settled	(20.4)	(26.6)
Government decommissioning assistance	-	0.4
Accretion charges	12.4	17.5
Balance, end of period	$163.6	$172.6

Current portion	$22.7	$23.4
Non-current portion	$140.9	$149.2

(1)
Includes additions from drilling activity, facility capital spending and disposals related to net property dispositions.

Office lease provision

The office lease provision represents the net present value of non-lease components for our existing office lease on future payments. The office lease provision was determined by applying an asset specific credit-adjusted discount rate of 6.5 percent (December 31, 2023– 6.5 percent) over the remaining life of the lease contracts to January 2025.

Changes to the office lease provision were as follows:

	Nine months ended September 30, 2024	Year ended December 31, 2023
Balance, beginning of period	$9.4	$17.5
Settlements	(6.7)	(9.0)
Accretion charges	0.3	0.9
Balance, end of period	$3.0	$9.4

Current portion	$3.0	$8.7
Non-current portion	$-	$0.7

7. Risk management

Financial instruments consist of cash, accounts receivable, fair values of derivative financial instruments, accounts payable and accrued liabilities and long-term debt. At September 30, 2024, the fair values of these financial instruments approximate their carrying amounts.

The fair values of all outstanding financial commodity related contracts are reflected on the Consolidated Balance Sheets with the changes during the period recorded in income as unrealized gains or losses.

At September 30, 2024 and December 31, 2023, the only asset or liability measured at fair value on a recurring basis was the risk management asset and liability, which was valued based on “Level 2 inputs” being quoted prices in markets that are not active or based on prices that are observable for the asset or liability.

OBSIDIAN ENERGY THIRD QUARTER 2024	NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS 9

The following table reconciles the changes in the fair value of financial instruments outstanding:

Risk management asset (liability)	Nine months ended September 30, 2024	Year ended December 31, 2023
Balance, beginning of period	$11.8	$6.2
Unrealized gain (loss) on financial instruments:
Oil	(1.5)	-
Natural gas	(5.7)	6.1
Electricity	(0.1)	(0.5)
Total fair value, end of period	$4.5	$11.8

Current asset portion	$6.7	$11.3
Current liability portion	(1.8)	(0.5)

Non-current asset portion	-	1.0
Non-current liability portion	$(0.4)	$-

Obsidian Energy had the following financial instruments outstanding as at September 30, 2024. Fair values are determined using external counterparty information, which is compared to observable market data. The Company limits our credit risk by executing counterparty risk procedures which include transacting only with institutions within our syndicated credit facility or companies with high credit ratings and by obtaining financial security in certain circumstances.

	Notional Volume	Remaining Term	Price	Fair value (millions)
Oil
WCS Differential	3,750 bbl/d	January 2025 - December 2025	($19.83)/bbl	$(1.5)

AECO
AECO Swap	43,365 mcf/d	October 2024	$2.52/mcf	2.6
AECO Swap	14,929 mcf/d	November 2024 - March 2025	$3.74/mcf	3.2
AECO Collar	4,976 mcf/d	November 2024 - March 2025	$3.43/mcf - $4.11/mcf	0.9
AECO Swap	3,791 mcf/d	April 2025 - October 2025	$2.14/mcf	(0.1)

Electricity
Power Swap	144 MWh/d	October - December 2024	$92.83/MWh	(0.6)

Total				$4.5

Subsequent to September 30, 2024, the Company entered into the following additional financial instruments:

	Notional Volume	Remaining Term	Price
Oil
WTI Swap	11,500 bbl/d	October 2024	$101.13/bbl
WCS Differential	1,500 bbl/d	January 2025 - December 2025	($18.61/bbl)

AECO
AECO Swap	7,583 mcf/d	April 2025 - October 2025	$2.29/mcf
AECO Collar	1,896 mcf/d	April 2025 - October 2025	$2.11/mcf - $2.64/mcf

OBSIDIAN ENERGY THIRD QUARTER 2024	NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS 10

The components of risk management within Income on the Consolidated Statements of Income are as follows:

	Three months ended September 30		Nine months ended September 30
	2024	2023	2024	2023
Realized
Settlement of oil contracts gain (loss)	$1.0	$(2.1)	$0.6	$(1.8)
Settlement of natural gas contracts gain	6.8	5.0	15.0	12.8
Total realized risk management gain	$7.8	$2.9	$15.6	$11.0

Unrealized
Oil contracts gain (loss)	$(1.4)	$0.9	$(1.5)	$-
Natural gas contracts loss	(4.5)	(4.1)	(5.7)	(2.9)
Total unrealized risk management loss	(5.9)	(3.2)	(7.2)	(2.9)
Risk management gain (loss)	$1.9	$(0.3)	$8.4	$8.1

The components of risk management within Expenses on the Consolidated Statements of Income are as follows:

	Three months ended September 30		Nine months ended September 30
	2024	2023	2024	2023
Realized
Settlement of electricity contracts loss	$(0.5)	$-	$(1.0)	$-
Total realized risk management loss	$(0.5)	$-	$(1.0)	$-

Unrealized
Electricity contracts gain (loss)	$0.3	$(0.4)	$(0.1)	$(0.4)
Total unrealized risk management gain (loss)	0.3	(0.4)	(0.1)	(0.4)
Risk management loss	$(0.2)	$(0.4)	$(1.1)	$(0.4)

Market Risks

Obsidian Energy is exposed to normal market risks inherent in the oil and natural gas business, including, but not limited to, commodity price risk, foreign currency rate risk, credit risk, interest rate risk, liquidity risk, supply cost risks and climate change risk. The Company seeks to mitigate these risks through various business processes and management controls and from time to time by using financial instruments.

There have been no material changes to these risks from those discussed in the Company’s annual audited consolidated financial statements as at and for the year ended December 31, 2023.

8. Revenue and Other Income

The Company’s significant revenue streams consist of the following:

	Three months ended September 30		Nine months ended September 30
	2024	2023	2024	2023
Oil	$198.2	$171.2	$533.2	$452.5
NGLs	14.2	12.4	41.2	37.9
Natural gas	5.8	16.8	29.5	56.9
Production revenues	218.2	200.4	603.9	547.3
Processing fees	2.7	3.4	9.5	10.7
Oil and natural gas sales	220.9	203.8	613.4	558.0
Other income	2.3	2.1	6.1	5.2
Oil and natural gas sales and other income	$223.2	$205.9	$619.5	$563.2

OBSIDIAN ENERGY THIRD QUARTER 2024	NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS 11

9. Shareholders’ equity

i) Issued

Shareholders’ capital	Common Shares	Amount
Balance, December 31, 2022	82,442,210	$2,221.9
Issued pursuant to equity compensation plans (1)	229,963	0.6
Repurchase of common shares for cancellation	(5,083,635)	(47.4)
Balance, December 31, 2023	77,588,538	2,175.1
Issued pursuant to equity compensation plans (1)	534,450	2.5
Repurchase of common shares for cancellation	(2,868,972)	(28.5)
Tax on repurchases of common shares (2)	-	(0.5)
Balance, September 30, 2024	75,254,016	$2,148.6

(1)
Upon vesting or exercise of equity awards, the net benefit is recorded as a reduction of other reserves and an increase to shareholders’ capital.
(2)
Includes tax associated with share repurchases less share issuances under the Company's share-based compensation plans.

Pursuant to our return of capital initiative to our shareholders, the Company has a normal course issuer bid ("NCIB") with the Toronto Stock Exchange. Purchases under the NCIB will be subject to having $65 million of liquidity and complying with the terms of our current credit facilities. During the first nine months of 2024, the Company utilized the NCIB which resulted in 2,868,972 common shares being repurchased and canceled at an average price of $9.94 per share for total consideration of $28.5 million. The total consideration paid includes commissions and fees and is recorded as a reduction to Shareholders' Equity.

Subsequent to September 30, 2024, the Company repurchased and cancelled an additional 782,748 common shares at an average price of $8.28 per share for total consideration of $6.5 million.

ii) Earnings per share - Basic and Diluted

The weighted average number of shares used to calculate per share amounts was as follows:

	Three months ended September 30		Nine months ended September 30
Average shares outstanding (millions)	2024	2023	2024	2023
Basic	75.9	80.9	76.5	81.2
Dilutive impact (1)	3.1	2.1	3.3	2.1
Diluted	79.0	83.0	79.8	83.3

(1)
Includes impact of stock options and restricted share units.

10. Share-based compensation

Share-based compensation expense relates to options ("Options") granted under the Company's Stock Option Plan (the “Option Plan”), restricted shares units (“RSUs") granted under the Restricted and Performance Share Unit Plan (“RPSU plan”), restricted awards granted under the Non-Treasury Incentive Award Plan (“NTIP”), deferred share units ("DSUs") granted under the Deferred Share Unit Plan (“DSU plan”) and performance share units (“PSUs”) granted under the RPSU plan.

The DSU's, PSU's and NTIP's follow the liability method of accounting where the change in share price at the balance date results in a mark-to-market valuation. Settlement of the units or awards, which can be in the form of cash or shares, only occurs when they vest. The Options and RSU's follow the equity method of accounting where the fair value of the option or unit is calculated at the grant date and expensed over the expected life because these securities are typically settled in shares.

OBSIDIAN ENERGY THIRD QUARTER 2024	NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS 12

Share-based compensation consisted of the following:

	Three months ended September 30		Nine months ended September 30
	2024	2023	2024	2023
DSUs	$(5.1)	$6.6	$(2.5)	$4.5
PSUs	(1.8)	5.3	-	5.8
NTIP	-	1.2	1.1	1.8
Liability based incentive plans	$(6.9)	$13.1	$(1.4)	$12.1

RSUs	$1.9	$1.6	$5.3	$5.1
Options	0.6	0.3	1.6	0.9
Equity based incentive plans	2.5	1.9	6.9	6.0
Share-based compensation	$(4.4)	$15.0	$5.5	$18.1

The share price used in the fair value calculation of the DSU, NTIP and PSU obligations at September 30, 2024 was $7.51 per share (2023 – $11.18) and at June 30, 2024 was $10.24 per share (2023 - $7.75).

Restricted and Performance Share Unit plan

Restricted Share Unit grants under the RPSU plan

Obsidian Energy awards RSU grants under the RPSU plan whereby employees receive consideration that fluctuates based on the Company’s share price on the Toronto Stock Exchange ("TSX"). Consideration can be in the form of cash or shares purchased on the open market or issued from treasury.

RSUs (number of shares equivalent)	Nine months ended September 30, 2024	Year ended December 31, 2023
Outstanding, beginning of period	1,290,042	874,130
Granted	705,980	991,860
Vested (1)	(356,236)	(541,357)
Forfeited	(51,203)	(34,591)
Outstanding, end of period	1,588,583	1,290,042

(1)
Vested RSUs in 2024 were settled in shares and in 2023 were settled in cash.

The fair value and weighted average assumptions of the RSUs granted during the periods were as follows:

	Nine months ended September 30
	2024	2023
Average fair value of RSUs granted (per RSU)	$9.68	$9.77
Expected life of RSUs (years)	3.0	2.6
Expected forfeiture rate	0.1%	0.1%

Performance Share Unit grants under the RPSU plan

The RPSU plan allows Obsidian Energy to grant PSUs to employees of the Company.

The PSUs are classified as a liability on our Consolidated Balance Sheet as the PSUs are settled in cash. The PSU liability fluctuates based on the Company’s share price on the TSX at each period end date. Employees receive consideration only when the PSUs vest.

OBSIDIAN ENERGY THIRD QUARTER 2024	NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS 13

PSUs (number of shares equivalent)	Nine months ended September 30, 2024	Year ended December 31, 2023
Outstanding, beginning of period	896,690	949,040
Granted	271,940	239,360
Vested (1)	(532,720)	(291,710)
Outstanding, end of period	635,910	896,690

(1)
Vested PSUs settled in cash.

	As at
PSU liability	September 30, 2024	December 31, 2023
Current	$1.7	$9.8
Non-current	0.9	2.6
Total	$2.6	$12.4

Stock Option Plan

Obsidian Energy has a Stock Option Plan that allows the Company to issue options to acquire common shares (“Options”) to officers, employees, directors and other service providers.

	Nine months ended September 30, 2024		Year ended December 31, 2023
Options	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of period	2,305,489	$3.30	2,274,672	$2.30
Granted	336,210	9.65	260,780	10.32
Exercised (1)	(358,504)	1.45	(229,963)	1.42
Outstanding, end of period	2,283,195	$4.52	2,305,489	$3.30
Exercisable, end of period	1,297,381	$2.55	1,064,115	$2.02

(1)
Exercised options were settled in shares.

The fair value and weighted average assumptions of the Options granted during the periods were as follows:

	Nine months ended September 30
	2024	2023
Average fair value of Options granted (per Option)	$9.65	$6.34
Expected volatility	76.7%	82.4%
Expected life of Options (years)	4.5	3.9
Expected forfeiture rate	0.2%	0.2%

Non-Treasury Incentive Award Plan

The NTIP allows Obsidian Energy to grant NTIP Restricted Awards to employees of the Company.

The NTIP obligation is classified as a liability on our Consolidated Balance Sheet as the NTIP restricted awards are settled in cash. The NTIP obligation fluctuates based on the Company’s share price on the TSX at each period end date. Employees receive consideration only when the NTIP restricted awards vest.

NTIP Restricted Awards	Nine months ended September 30, 2024	Year ended December 31, 2023
Outstanding, beginning of period	328,994	689,228
Vested (1)	(317,630)	(344,074)
Forfeited	(3,365)	(16,160)
Outstanding, end of period	7,999	328,994

(1)
Vested NTIPs settled in cash.

OBSIDIAN ENERGY THIRD QUARTER 2024	NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS 14

	As at
NTIP liability	September 30, 2024	December 31, 2023
Current	$0.1	$2.7
Total	$0.1	$2.7

Deferred Share Unit plan

The DSU plan allows the Company to grant DSUs to non-employee directors only.

The DSU plan is classified as a liability on our Consolidated Balance Sheet as the DSUs are settled in cash. The DSU liability fluctuates based on the Company’s share price on the TSX at each period end date. Non-employee directors receive consideration only upon redemption of the DSUs following retirement from the Board of Directors, not before this date, with the consideration based on the volume-weighted-average trading price of the common shares on the TSX.

Deferred Share Units	Nine months ended September 30, 2024	Year ended December 31, 2023
Outstanding, beginning of period	1,893,280	1,811,245
Granted	47,887	82,035
Outstanding, end of period	1,941,167	1,893,280

	As at
DSU Liability	September 30, 2024	December 31, 2023
Current	$14.6	$17.1
Total	$14.6	$17.1

At September 30, 2024, the Company had no outstanding DSUs that were redeemable.

11. Deferred income tax asset

	Nine months ended September 30, 2024	Year ended December 31, 2023
Balance, beginning of period	$210.8	$246.4
Deferred income tax expense	(25.5)	(35.6)
Balance, end of period	$185.3	$210.8

The Company previously recognized a deferred tax asset, as we expect to have sufficient taxable profits in future years in order to fully utilize the remaining deferred tax asset balance. The deferred tax asset is reduced by net income for the period on an after-tax basis.

12. Commitments and contingencies

The Company is involved in various litigation and claims in the normal course of business and records provisions for claims as required.

OBSIDIAN ENERGY THIRD QUARTER 2024	NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS 15